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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                            ------------------------
                    SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN
                                CALIFORNIA, INC.
                           (Name of Subject Company)
                            ------------------------
                             DPB ACQUISITION CORP.
                      DR PEPPER BOTTLING COMPANY OF TEXAS
                                   (Bidders)
                            ------------------------

                          Common Stock, $.01 par value
                         (Title of Class of Securities)
                            ------------------------

                                  818043-10-1
                     (CUSIP Number of Class of Securities)
                            ------------------------
                                 JIM L. TURNER
                      DR PEPPER BOTTLING COMPANY OF TEXAS
                           2304 CENTURY CENTER BLVD.
                              IRVING, TEXAS 75062
          (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of the Bidders)
                            ------------------------
                                    Copy to:

                                 R. SCOTT COHEN
                           WEIL, GOTSHAL & MANGES LLP
                         100 CRESCENT COURT, SUITE 1300
                            DALLAS, TEXAS 75201-6950
                            ------------------------

                           CALCULATION OF FILING FEE
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
                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE
--------------------------------------------------------
                      $72,000,000                                                $14,400
========================================================

 * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 5,000,000 shares of common stock, $.01 par value ("Shares"), which number represents all of the outstanding Shares as of February 28, 1997, and 1,000,000 Shares issuable upon the exercise of all outstanding options and warrants, at a net price per Share of $12.00 in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None                        Filing Party: Not Applicable
Form or Registration No.: Not Applicable              Date Filed: Not Applicable

                               Page 1 of    Pages
                      Exhibit Index is located on Page
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
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         CUSIP NO. 818043-10-1                      14D-1                        Page 2 of 7 Pages
---------------------------------------                               ---------------------------------------
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                      NAME OF REPORTING PERSON
       1              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                               DPB Acquisition Corp.
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       2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
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       3              SEC USE ONLY
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                      SOURCE OF FUNDS
       4                       AF
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                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       5              REQUIRED PURSUANT TO ITEM 2(e) or 2(f). [ ]
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                      CITIZENSHIP OR PLACE OF ORGANIZATION
       6                       State of Delaware
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                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       7              PERSON
                               0%
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                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       8              CERTAIN SHARES [ ]
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                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
       9                       0%
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                      TYPE OF REPORTING PERSON
       10                      CO
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

---------------------------------------                               ---------------------------------------
         CUSIP NO. 818043-10-1                      14D-1                        Page 3 of 7 Pages
---------------------------------------                               ---------------------------------------
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                      NAME OF REPORTING PERSON
       1              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                               Dr Pepper Bottling Company of Texas
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       2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
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       3              SEC USE ONLY
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                      SOURCE OF FUNDS
       4                       BK
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                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       5              REQUIRED PURSUANT TO ITEM 2(e) or 2(f). [ ]
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                      CITIZENSHIP OR PLACE OF ORGANIZATION
       6                       State of Texas
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                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       7              PERSON
                               0%
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                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       8              CERTAIN SHARES [ ]
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                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
       9                       0%
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                      TYPE OF REPORTING PERSON
       10                      CO
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

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 is filed by DPB Acquisition Corp., a Delaware corporation ("Purchaser"), and Dr Pepper Bottling Company of Texas, a Texas corporation ("Parent"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, $.01 par value (the "Shares"), of Seven-Up/RC Bottling Company of Southern California, Inc., a Delaware corporation (the "Company"), at $12.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer"). Parent is the sole stockholder of Purchaser and the sole stockholder of Parent is Dr Pepper Bottling Holdings, Inc. ("Holdings").

     The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Seven-Up/RC Bottling Company of Southern California, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 3220 East 26th Street, Vernon, California 90023.

     (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is filed by Purchaser and Parent. The information set forth on the cover page of the Offer to Purchase and under "Introduction," in Section 9, and in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither Holdings, Purchaser or Parent nor, to their knowledge, any of the persons listed in Schedule I (Directors and Executive Officers) to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) None.

     (b) The information set forth under "Introduction," and in Sections 9, 11, and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth under "Introduction" and in Section 10 of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a)-(e) The information set forth under "Introduction" and in Sections 12 and 13 of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth under Section 7 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth under "Introduction" and in Sections 9, 11, and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth under Section 12 of the Offer to Purchase is incorporated herein by reference.

     (b)-(e) The information set forth under Sections 10 and 15 of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)          Offer to Purchase, dated March 7, 1997.

         (a)(2)          Letter of Transmittal.

         (a)(3)          Notice of Guaranteed Delivery.

         (a)(4)          Letter to Brokers, Dealers, Commercial Banks, Trust
                         Companies and Other Nominees.

         (a)(5)          Letter to Clients for use by Brokers, Dealers, Commercial
                         Banks, Trust Companies and Other Nominees.

         (a)(6)          Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9.

         (a)(7)          Form of Summary Advertisement, dated March 7, 1997.

         (a)(8)          Text of Press Release, dated March 3, 1997.

         (b)(1)          Commitment Letter, dated February 26, 1997, from Texas
                         Commerce Bank National Association and Chase Securities Inc.
                         to Parent.

         (b)(2)          Amended and Restated Credit Agreement ("Amended and Restated
                         Credit Agreement"), dated as of February 18, 1993, among
                         Parent, Texas Commerce Bank National Association, as Agent,
                         and the various lenders that are parties thereto.(1)

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

         (b)(3) First Amendment to Amended and Restated Credit Agreement, dated as of July 29, 1994.(2)

         (b)(4)          Second Amendment to Amended and Restated Credit Agreement,
                         dated as of July 14, 1995.(3)

         (b)(5)          Third Amendment to Amended and Restated Credit Agreement and
                         First Amendment to Amended and Restated Guaranty, dated as of December 21, 1995.

         (b)(6)          Fourth Amendment to Amended and Restated Credit Agreement,
                         dated as of July 31, 1996.

         (c)(1)          Agreement and Plan of Merger, dated February 28, 1997, among
                         Parent, Purchaser, and the Company.

         (c)(2)          First Amendment to Management Agreement, dated as of
                         February 28, 1997, between the Company and Bart S. Brodkin, and joined in by Parent.

         (c)(3) Termination Agreement, dated as of February 28, 1997, between the Company and Rick Ferguson, and joined in by Parent.

            (d)          None.

            (e)          Not applicable.

            (f)          None.


---------------

(1) Previously filed as an Exhibit to the Registration Statement on Form S-1 of Parent (File No. 33-28349) and incorporated herein by reference.

(2) Previously filed as an Exhibit to the Quarterly Report on Form 10-Q of Parent and Holdings for the fiscal quarter ended June 30, 1994 and incorporated herein by reference.

(3) Previously filed as an Exhibit to the Quarterly Report on Form 10-Q of Parent and Holdings for the fiscal quarter ended June 30, 1995 and incorporated herein by reference.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated: March 7, 1997

                                      DPB ACQUISITION CORP.

                                      By:          /s/ JIM L. TURNER

                                         ---------------------------------------
                                                      Jim L. Turner
                                                        President

                                      DR PEPPER BOTTLING COMPANY OF TEXAS

                                      By:          /s/ JIM L. TURNER

                                         ---------------------------------------
                                                      Jim L. Turner
                                                        President

                                 EXHIBIT INDEX

  EXHIBIT                                                                     PAGE
   NUMBER                            DESCRIPTION                              NO.
  -------                            -----------                              ----
   (a)(1)    Offer to Purchase, dated March 7, 1997.
   (a)(2)    Letter of Transmittal.
   (a)(3)    Notice of Guaranteed Delivery.
   (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
   (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.
   (a)(6)    Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.
   (a)(7)    Form of Summary Advertisement, dated March 7, 1997.
   (a)(8)    Text of Press Release, dated March 3, 1997.
   (b)(1)    Commitment Letter, dated February 26, 1997, from Texas
             Commerce Bank National Association to Parent.
   (b)(2)    Amended and Restated Credit Agreement ("Amended and Restated
             Credit Agreement"), dated as of February 18, 1993, among
             Parent, Texas Commerce Bank National Association, as Agent,
             and the various lenders that are parties thereto.(1)
   (b)(3)    First Amendment to Amended and Restated Credit Agreement,
             dated as of July 29, 1994.(2)
   (b)(4)    Second Amendment to Amended and Restated Credit Agreement,
             dated as of July 14, 1995.(3)
   (b)(5)    Third Amendment to Amended and Restated Credit Agreement and
             First Amendment to Amended and Restated Guaranty, dated as of December 21, 1995.
   (b)(6)    Fourth Amendment to Amended and Restated Credit Agreement
             dated as of July 31, 1996.
   (c)(1)    Agreement and Plan of Merger, dated February 28, 1997, among
             Parent, Purchaser, and the Company.
   (c)(2)    First Amendment to Management Agreement, dated as of
             February 28, 1997, between the Company and Bart S. Brodkin, and joined in by Parent.
   (c)(3)    Termination Agreement, dated as of February 28, 1997,
             between the Company and Rick Ferguson, and joined in by
             Parent.
      (d)    None.
      (e)    Not applicable.
      (f)    None.

---------------

(1) Previously filed as an Exhibit to the Registration Statement on Form S-1 of Parent (File No. 33-28349) and incorporated herein by reference.

(2) Previously filed as an Exhibit to the Quarterly Report on Form 10-Q of Parent and Holdings for the fiscal quarter ended June 30, 1994 and incorporated herein by reference.

(3) Previously filed as an Exhibit to the Quarterly Report on Form 10-Q of Parent and Holdings for the fiscal quarter ended June 30, 1995 and incorporated herein by reference.